SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 24, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     x          Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No     x

PAGE

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.Creo.com

FOR IMMEDIATE RELEASE

CREO NAMES NEW CHIEF FINANCIAL OFFICER

Vancouver, BC CANADA (October 23, 2000) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE),
announces the appointment of Michael Graydon as Chief Financial Officer, VP Finance and
Corporate Secretary. Mr. Graydon assumes the roles of Chief Financial Officer, VP Finance and Corporate Secretary from Tom Kordyback who today tendered his resignation of these positions but plans to remain with the company as Director of Operations in Vancouver.

Mr. Graydon joins Creo from Voyus Ltd. (CDNX: VCS.U) (Voyus), a leading technology services organization, where he held the position of Chief Financial Officer. He comes to Creo with extensive experience in the finance and development of successful high growth companies and will support the company's existing investor relations strategies, financial management, cost control efforts, mergers and acquisitions and growth plans.

"Michael will play a lead role in the continued development of Creo as a world-leading
Canadian technology company" said Amos Michelson   "He brings a wealth of corporate and
operational experience to our management team and will provide leadership in the development and implementation of the company's growth."

Prior to working at Voyus, Mr. Graydon held various senior financial management roles for
Ballard Power Systems (NASDAQ: BLDP; TSE: BLP) and Toyota Motor Manufacturing Canada Inc.
He holds a B.Sc. (Honours) from Queens University, an MBA from McMaster University and a
Chartered Accountant designation.

Concurrent with this appointment, Creo accepts the resignation of Tom Kordyback from the positions of Chief Financial Officer, VP Finance and Corporate Secretary. Mr. Kordyback who
has been with Creo

PAGE

since July 1995 as Chief Financial Officer plans to change his role with Creo in order to spend more time with his family. As Director of Operations, Tom will focus on management of
Creo's Vancouver operations as well as working with the finance team to transition Mr.
Graydon into the role of Chief Financial Officer.

"Deciding to leave the position of CFO at Creo was a difficult decision," said Mr.
Kordyback ,"but personal considerations make this necessary. Creo is a great company with an exciting future.  I have a great deal of confidence in Creo and am proud to be a part of the management team that built Creo into a world leader in solutions for the graphic arts industry. I am looking forward to a continued relationship with the company in my new role."

"On behalf of the Board of Directors, we would like to welcome Michael to the positions of CFO, VP Finance, and Corporate Secretary. To have a proven leader with the quality and integrity Michael brings to this organization promises continued growth and success for
Creo," said Raffi Amit, Co-Chair of the Board. "At this time, we would like to thank Tom for his enormous contribution to the growth of the company. He has been a key asset to the
Creo management team over the past 5 years. We, on the Board, respect and support Tom's personal decision to adjust his position at Creo and look forward to Tom's continued
contribution to Creo in the future."

###

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the
Toronto Stock Exchange.

###

©2000 Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc.  Other products may be the registered trademarks or trademarks of their respective companies.

Contacts:
Investor Relations
Creo Products Inc.
Tel: +1-604-451-2700
Email: IR@creo.com